Exhibit 99.1

VINCI CAPITAL PARTNERS STRATEGY ANNOUNCES INVESTMENT IN EVINO, THE LARGEST OMNICHANNEL WINE RETAILER IN BRAZIL

Rio de Janeiro, March 07, 2022 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today that “Vinci Capital Partners III”, or “VCP III” (“the Fund”), the family of funds managed by Vinci Partners’ Private Equity strategy, has entered into a definite agreement for a new investment round in Evino (“the Company”), the largest omnichannel specialty wine retailer in Brazil.

This transaction marks VCP III’s seventh and final investment. The Fund was marked at a 56.8% gross IRR in BRL and 36.7% in USD at the end of the third quarter of 2021.

The Company currently operates under two of the most relevant brands in the space - Evino and Grand Cru. Evino, which directs most of the Company’s digital B2C strategy through its online platform and mobile application, is the largest wine e-retailer in Brazil. Grand Cru, which accounts for the Company’s physical B2C (with 119 specialty stores, mostly franchised), B2B and subscription club businesses, is the most relevant premium wine retailer in Latin America.

Evino has recently closed the acquisition of Grand Cru and is currently undergoing an integration process, designed to streamline their combined operations and capture relevant synergies.

Gabriel Felzenszwalb, partner and co-head of Private Equity for Vinci Partners, said, “With the acquisition of Grand Cru, Evino combined two of the most relevant and highly complementary players in the wine market, with best-in-class operations in each vertical they specialized. Through VCP III’s investment we have the opportunity to help create the industry leader in a large and growing market. Vinci and the other shareholders of Evino mapped organic and inorganic paths to consolidate the segment, benefiting from scale, an integrated omnichannel offering and synergies between B2C and B2B channels.”

“This transaction marks VCP III’s seventh and final investment,” said Carlos Eduardo Martins, partner and co-head of Private Equity for Vinci Partners. “Our third vintage was responsible for interesting investments in diversified, attractive growing markets such as telecom, healthcare, financial services, beauty and personal care, specialty retail and QSR. We are excited to come back with our fourth vintage in 2022, VCP IV, to further pursue unique investment opportunities in Brazil and continue to deliver attractive returns to our limited partners by implementing our decades-long investment philosophy of partnering with distinguished entrepreneurs and proven management teams, promoting operational change and driving value creation in the companies we invest.”

About Vinci Partners Private Equity

Vinci Partners’ Private Equity strategy has a sector-agnostic approach focused on growth equity investments in Brazil. The main strategic focus is value creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. The private equity strategy invests through two sub-strategies: Vinci Capital Partners, which focuses on control and co-control investments, and Vinci Impact and Return, that focuses on minority investments in small-to-medium enterprises with dual mandate of generating ESG impact as well as market returns.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240